POLYNOUS CAPITAL MANAGEMENT, INC.

Letter Agreement

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, IN 46204

You have engaged us to act as the sole investment adviser to the Polynous Growth Fund (the “Fund”) pursuant to an Investment Advisory Agreement approved by the Board of Trustees on August 29, 2005.

Effective as December 1, 2005 through November 31, 2006, we hereby contractually agree to continue to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses (excluding brokerage costs; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; and extraordinary expenses) at 1.95% of its average daily net assets for that period.

You hereby agree that operating expenses of the Fund reimbursed by us pursuant to this Agreement shall be repaid to us by the Fund in the first, second and/or third fiscal years following the fiscal year in which the expense occurred, if the total expenses of the Fund for each year or years, after giving effect to the repayment, do not exceed 1.95% of the average daily net assets of the Fund (or any lower expense limitation or limitations to which we may otherwise agree).

Very truly yours, Polynous Capital Management, Inc. By: Kevin Wenck, President

Acceptance

The foregoing Agreement is hereby accepted.

AmeriPrime Advisors Trust By: Anthony J. Ghoston, President